UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Chris Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Legend Acquisition Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Legend Parent, Inc. (the “Parent”), for all of the outstanding common stock of MModal Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated July 2, 2012, by and among the Parent, the Purchaser and the Company. The Parent and the Purchaser are affiliates of One Equity Partners V, L.P. (“One Equity Partners”).

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the tender offer, affiliates of One Equity Partners will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). At or around the same time, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and the other offer documents) and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by affiliates of One Equity Partners, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available), the merger agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation will be made available by an affiliate of One Equity Partners (when available) and the solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to the Company at Investor Relations, 9009 Carothers Parkway, Suite C-2, Franklin, Tennessee, or ir@mmodal.com.

Exhibit Index

Exhibit	Description

99.1	Press Release dated July 2, 2012